Mail Stop 3561

June 27, 2008

George H. Glatfelter II, Chairman and CEO
P.H. Glatfelter Company
96 South George Street, Suite 500
York, Pennsylvania 17401

>   **Re: P.H. Glatfelter Company**
>   **Form 10-K for fiscal year ended December 31, 2007**
>   **Filed March 13, 2008**
>   **File No. 001-03560**

Dear Mr. Glatfelter:

We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed March 13, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies and Estimates, page 21

1.   We note that you maintain reserves for excess and obsolete inventories to reflect your inventory at the lower of its stated cost or market value. You also state "if actual market conditions are more or less favorable than those we have projected, we may need to

increase or decrease our reserves for excess and obsolete inventories …" Please tell us your consideration of Staff Accounting Bulletins Topic 5 BB, Inventory Valuation Allowances, which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. In addition, disclose the amount of reserves in footnote 13 to the consolidated financial statements.

Proxy Statement Filed March 21, 2008

Executive Compensation, page 16

Annual Incentives, page 17

2.   The company's proxy statement discloses that its compensation committee has established Operating Net Income "as the single performance metric for payment of bonuses under the [Management Incentive Plan]" for 2007. The company, however, has not provided quantitative disclosure of the Operating Net Income targets to be achieved for your named executive officers to earn their performance bonuses under the Management Incentive Program. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company's targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

Closing Comments

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding accounting issues, please contact Steve Lo at (202) 551-3394 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: John P. Jacunski, CFO
        Fax: (717) 846-7208